BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES NEWPORT BEACH	Two Embarcadero Center, 28th Floor San Francisco, California 94111-3823 TELEPHONE (415) 984-8700 FACSIMILE (415) 984-8701 www.omm.com	NEW YORK SEOUL SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

September 27, 2013		WRITER’S DIRECT DIAL (415) 984-8833

VIA EDGAR		WRITER’S E-MAIL ADDRESS phealy@omm.com

Mr. Tom Kluck

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Healthcare Trust of America Holdings, LP

Registration Statement on Form S-4 Filed August 30, 2013

File No. 333-190916

Dear Mr. Kluck:

On behalf of Healthcare Trust of America, Inc., a Maryland corporation, and Healthcare Trust of America Holdings, LP, a Delaware limited partnership (together, the “Company”), we hereby respond to the letter dated September 16, 2013 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s above-referenced Form S-4 (the “Registration Statement”).

On behalf of the Company, we are responding below to the Staff’s comments in its Letter. Amendment No. 1 to the Form S-4 is being filed concurrently herewith. For the convenience of the Staff, each comment from the Letter is restated in bold prior to our response on behalf of the Company to each comment.

General

1.	Please submit a letter on EDGAR that:

•	Confirms that the securities covered by the registration statement are being registered in reliance on the Exxon Capital line of letters; and

•	Includes the representation contained in the Morgan Stanley and Shearman & Sterling no-action letters.

†	In association with Tumbuan & Partners

Mr. Tom Kluck, September 27, 2013 - Page - 2

Concurrently with the filing of this response letter, the Company has filed via EDGAR as correspondence a supplemental letter stating that it is registering the exchange offer in reliance on the Staff’s position in such letters, which includes such representations.

Incorporation of Certain Documents by Reference, page 123

2.	We note that on page 123 of your registrations statement on Form S-4, you did not properly incorporate future filings prior to the effective date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. Therefore, please amendment [sic] your registration statement, as necessary, to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

In response to the Staff’s comment, the Company has revised the disclosure page on page 123 of the Registration Statement to specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness.

*     *     *

In connection with this response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters with respect to this letter, please do not hesitate to contact me by telephone at (415) 984-8833 or by email at phealy@omm.com.

Respectfully submitted,

/s/ Peter T. Healy
Peter T. Healy, Esq.
of O’MELVENY & MYERS LLP

Attachment

cc:	Ms. Kellie S. Pruitt (w/ att.) via e-mail